Vincent A. Vietti
Direct Dial:  (609) 896-4571
Internet Address:  vvietti@foxrothschild.com

December 19, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attention:  Mark P. Shuman

Re:	Prescient Applied Intelligence, Inc.
Amendment No. 2 to Schedule 13E-3 filed December 8, 2008
File No. 005-57033

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed December 8, 2008
File No. 000-21729

Dear Mr. Shuman:

We thank you for your comment letter dated December 18, 2008 (the “Comment Letter”) addressed to Prescient Applied Intelligence, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.

Preliminary Proxy Statement

General

1.           We continue to believe that you should consider expanding your disclosure to clarify the standard you used to conclude that all of the members of the special committee were “independent.”  We note in this regard the indication on page 13 that the board determined that the special committee members are independent because they “do not have a financial or other material interest in the outcome of the transaction.”  Please clarify the materiality standard used by the board in making this determination.  It appears from your response to prior comment 6 from our letter of December 4, 2008, that the standard used for this purpose was the dollar threshold for related party transactions under Item 404 of Regulation S-K.  If the foregoing is accurate, please expand your disclosure to so state.  In addition, please describe in your filing the relationships between SEC Connect, LLC, on the one hand, and Park City or the company, on the other, and explain the basis on which the board nonetheless deemed Mr. Rumsey independent for purposes of serving on the special committee.

The requested revisions have been made.  Please see attached.

2.           To ensure balanced disclosure and to provide context for the board’s independence determination, please consider disclosing that under the definition of independence used by certain self-regulatory organizations, such as the American Stock Exchange, one of the members of the special committee would not be deemed independent.  Explain briefly why he would not meet that definition where you first state the special committee members are independent in both the “Questions and Answers” and “Special Factors” sections of your filing.  Disclosure stating that the special committee member would not meet the SRO conditions for independence and a corresponding explanation for why not would be informative.

The requested revisions have been made.  Please see attached.

*  *  *  *  *

We believe that we have adequately responded to the outstanding comments, and look forward to your reply.  In this regard, the Company respectfully requests an expedited review of the Amended Proxy Statement to accommodate a special meeting of the Company’s shareholders tentatively scheduled for January 13, 2009.

Please call me directly at (609) 896-4571 with any questions or additional comments.  Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By:	/s/ Vincent A. Vietti
Vincent A. Vietti

cc:	Katherine Wray
United States Securities and Exchange Commission

Mr. Daniel W. Rumsey, Chief Financial Officer
Prescient Applied Intelligence, Inc.

amendment.

Q.           What vote of our stockholders is required to approve the proposal to amend the Certificate of Designation of our Series G Stock?

A.           Approval of the proposal to amend the Certificate of Designation of the Series G Stock requires the affirmative vote of (i) holders of at least three-fourths (3/4) of shares of Series G Stock outstanding on the record date, and (ii) a majority of the votes entitled to be cast by the shares of Common Stock and Series G Stock outstanding on the record date, voting together as a single class. Accordingly, failure to vote in person or by proxy or an abstention will have the same effect as a vote “AGAINST” the amendment.

Q.           What was the role of the Special Committee?

A.           The board of directors appointed a special committee of independent directors, meaning directors who do not have a financial or other material interest in the outcome of the transaction, to negotiate and evaluate all potential transactions to purchase the Company and to recommend to the board of directors the transaction that resulted in the highest and best value that was available and in the best interests of Prescient’s stockholders.     In determining materiality, the board used the $120,000 threshold for related party transactions set forth in Item 404 of Regulation S-K under the Securities Exchange Act of 1934.  In addition, all members of the special committee satisfied the independence standards for directors set forth in Section 803 of the American Stock Exchange Company Guide, except Daniel W. Rumsey, due to his position as Interim Chief Financial Officer of Prescient.  Mr. Rumsey also serves as the president of SEC Connect, LLC, an EDGAR filing agent filing for both Prescient and Park City Group.  SEC Connect billed less than $10,000 and approximately $2,000 to Prescient and Park City Group, respectively, during 2008, and expects to bill Park City Group less than $5,000 for filing services during 2009.  As a result, the board did not consider this relationship material in determining Mr. Rumsey’s independence.

Q.           What was the recommendation of the special committee to Prescient’s board of directors?

A.           The special committee has unanimously determined that the Merger and the Merger Agreement are advisable to and in the best interests of Prescient and its stockholders and recommended to Prescient’s board of directors that the Merger and the Merger Agreement be approved and adopted. In arriving at its conclusion, the special committee considered, among other factors, the opinion of Updata Advisors, an independent financial advisor that, subject to the qualifications and limitations set forth therein, as of August 28, 2008, the total value of the consideration paid to acquire the Private Purchased Shares and proposed Merger Consideration to be paid to Prescient’s stockholders in the Merger was fair from a financial point of view. See “Special Factors − Opinion of Prescient’s Financial Advisor” on page 28 .

Q.           How does Prescient’s board of directors recommend that I vote?

A.           The board of directors unanimously recommends that you vote “FOR” the proposal to adopt the Merger Agreement, “FOR” the proposal to amend the Certificate Designation of our Series E Stock, and “FOR” the proposal to amend the Certificate of Designation of our Series G Stock.

Q.           What effects will the proposed Merger have on Prescient?

A.           As a result of the proposed Merger, Prescient will cease to be a publicly-traded company and will be wholly-owned by Park City. You will no longer have any interest in future earnings or growth of Prescient. Following consummation of the Merger, the registration of our Common Stock and our reporting obligations with respect to our Common Stock under the Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated upon application to the Securities and Exchange Commission (the “SEC”). In addition, upon completion of the proposed Merger, shares of our Common Stock will no longer be listed on the OTCBB.

Q.           What happens if the Merger is not consummated?

A.           If the Merger Agreement is not adopted by stockholders or if the Merger is not completed for any other reason, stockholders will not receive any payment for their shares in connection with the Merger. Instead, Prescient will remain an independent public company and our Common Stock will continue to be listed and traded on the OTC BB. Under specified circumstances, we may be required to pay Park City a termination fee as described under the caption “The Merger Agreement — Termination Fees and Expenses” beginning on page 48 .

Q.           What happens if the amendments to our Certificates of Designation are not approved?

Following the termination of the proposed merger with Fastech, we continued to evaluate options intended to enhance shareholder value. Specifically, we retained a senior consultant to assist in developing our sales organization, as well as management’s efforts in identifying potential merger and acquisition opportunities. In a special meeting of our board of directors held on August 1, 2007, management recommended, and the board approved, that management focus on a possible sale of the Company, in addition to possible acquisitions or mergers. The board’s support was based on its assessment that the Company’s valuation had substantially increased since achieving profitability in the fourth quarter of 2006, and that the Company could address many of its challenges in growing an effective sales organization, and therefore, could increase revenue and cash flow, if it were part of a larger enterprise.

To assist management in bringing opportunities to the board to review, at a meeting of the board held on October 31, 2007, the board approved management’s recommendation to engage Updata Advisers, Inc. (Updata), an investment advisory firm. Updata was selected following management’s review of several regional investment banking firms specializing in information technology, which included presentations and site visits from prospective firms.  These firms were selected for consideration based on referrals, reputation, and experience in the software industry.  Management selected Updata based on Updata’s experience in mergers, acquisitions, private placements, fairness opinions and corporate restructurings for the information technology industry, including software as a service.  In addition, Updata is perennially ranked among the top five advisors in transaction volume to companies in the computer software, supplies and services industry, a factor that management considered important in considering Updata’s ability to successfully bring opportunities to the board of directors for its consideration.

Updata’s engagement also included assisting management in analyzing and evaluating the business, operations and financial position of the Company, and serving as the Company’s financial advisor in connection with a possible transaction. At that meeting, the board established a special committee, consisting of Messrs. Rumsey and Jones, to consider possible transactions presented to the board.  Messrs. Rumsey and Jones were selected because of Mr. Rumsey’s experience in negotiating merger and acquisition transactions, his executive management role with the Company, and because each of the directors were considered to be independent as they did not have any material financial or other interest in the outcome of any possible transaction.   In determining materiality, the board used the $120,000 threshold for related party transactions set forth in Item 404 of Regulation S-K under the Securities Exchange Act of 1934.  In addition, all members of the special committee satisfied the independence standards for directors set forth in Section 803 of the American Stock Exchange Company Guide, except Mr. Rumsey, due to his position as Interim Chief Financial Officer of Prescient.  Mr. Rumsey also serves as the president of SEC Connect, LLC, an EDGAR filing agent filing for both Prescient and Park City Group.  SEC Connect billed less than $10,000 and approximately $2,000 to Prescient and Park City Group, respectively, during 2008, and expects to bill Park City Group less than $5,000 for filing services during 2009.  As a result, the board did not consider this relationship material in determining Mr. Rumsey’s independence.

On November 14, 2007, representatives of Updata made a presentation to the Company’s board, which focused on issues relating to valuation, and the process for marketing the Company. At that meeting, the board also considered a plan to recapitalize the Company’s preferred stock, in light of the challenges our capital structure presented in consummating potential transactions. At that time the Series E Stock and Series G Stock had a combined stated value, or liquidation preference, of $21,878,370. The board authorized management to seek support from the holders of our preferred stock regarding the terms of a possible recapitalization. Mr. Rumsey discussed a possible recapitalization of the Company’s preferred stock with certain substantial holders of preferred stock, who expressed their support, but only as part of a combination or other strategic transaction.